UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Atento S.A.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Mark Anthony Marlowe (Anthony Marlowe)

Iowa City Capital Partners, LC

Anthony Marlowe, LC

1460 S Treasure Dr.

North Bay Village

Florida 33141

(310) 680-0101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0427L204	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON Anthony Marlowe, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 3 of 6

1.	NAME OF REPORTING PERSON Iowa City Capital Partners, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 4 of 6

1.	NAME OF REPORTING PERSON Mark Anthony Marlowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 839,390
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 839,390
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,390
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 15,451,667 shares of outstanding as of November 30, 2022, as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 6, 2022, and 320,000 shares potentially issuable upon exercise of certain warrants held by Anthony Marlowe, LC, which have been added to the shares outstanding for such purpose in accordance with Rule 13d-3(d)(1)(i) under the Securities Act of 1934, as amended.

CUSIP No. L0427L204	13D	Page 5 of 6

SCHEDULE 13D

This amendment (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 20, 2023 (the “Schedule 13D”) with respect to the ordinary shares, no par value per share (the “Ordinary Shares”), of Atento S.A., a public limited company (societe anonyme) incorporated under the laws of Luxembourg (the “Issuer”), as specifically set forth herein. Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment No. 1.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 23, 2023, an affiliate of Iowa City Capital Partners, LC wrote to the Issuer to say that they would appreciate an opportunity to discuss with the Issuer, on a preliminary basis, the possibility of acquiring most to all of the non-Argentinian, non-Brazilian, non-Spanish assets of the Issuer and its subsidiaries. During the following week, the Issuer communicated with Iowa City Capital Partners and affiliates regarding potential non-disclosure agreement terms and availability for discussion.

CUSIP No. L0427L204	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

ANTHONY MARLOWE, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe